January 20, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	InfraREIT, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed December 31, 2014

Amendment No. 2 to Registration Statement on Form S-11

Filed January 13, 2015

File No. 333-201106

Dear Ms. Gowetski:

This letter sets forth the responses of InfraREIT, Inc. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 16, 2015 (the “Comment Letter”) concerning the Amendments No. 1 and No. 2 to the Registration Statement on Form S-11 (File No. 333-201106) (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Development Pipeline, page 4

1.	We note your response to comment 2 of our letter dated December 24, 2014, and the revised disclosure on page 4. Please further revise the headings on pages 4 and 113 to clarify that these development projects are being developed or constructed by Hunt.

The Company has revised the disclosure on pages 4 and 111 of the Registration Statement accordingly.

Reorganization Transactions, page 22

2.	We note your response to comment 5 of our letter dated December 24, 2014, and the revised disclosure on page 22 that the claims relate to “events that gave rise to the Reorganization transactions.” Please revise to more specifically describe the events that gave rise to the Reorganization transactions. In addition, please revise elsewhere, as appropriate, to more fully describe the reasons for the reorganization transactions, including the events that gave rise to such transactions.

The Company has revised the disclosure beginning on pages 22 and 173 of the Registration Statement accordingly.

Certain Relationships and Related Transactions, page 156

3.	Please clarify how the legal expenses covered by the legal expense reimbursement fee described on page 159 differ from the law advice covered by the structuring fee described on page 158.

The Company has revised the disclosure on pages 158 and 159 of the Registration Statement accordingly.

4.	Please revise the “Other Interests” section on page 163 to quantify Mr. Baker’s beneficial ownership in Hunt to provide context to his material interest in the transactions to which a Hunt-affiliated entity is a party.

The Company has revised the disclosure on page 164 of the Registration Statement accordingly.

Exhibit A – Exhibit 8.1

5.	Paragraph 4 on page 2 contains your assumption that all representations, warranties, statements and information contained in the Documents are true and complete. Please revise to confine this assumption to factual representations, warranties, statements and information.

Venable LLP has revised the assumption in paragraph 4 on page 2 of its legal opinion filed as Exhibit 5.1 accordingly.

6.	Please update your opinion when the Company files the Articles of Amendment and Restatement with the SDAT. In this regard, the assumption contained in paragraph 4 on page 2 appears overly broad to the extent it includes reference to the form of Articles of Amendment and Restatement referenced in paragraph 3 on page 1 of the opinion.

The Company undertakes to file an updated legal opinion on a Form 8-K when the Articles of Amendment and Restatement have been filed with the SDAT. Further, the Company has attached as Exhibit A hereto, for the Staff’s convenience, a draft copy of the legal opinion that will be filed at such time.

*    *    *

In response to the closing comments to the Comment Letter, the Company has authorized us to hereby acknowledge on its behalf that the Company undertakes to comply with the Staff’s requests. If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 953-6418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Benjamin D. Nelson

InfraREIT, Inc.

Julian T. H. Kleindorfer

Latham & Watkins LLP

Exhibit A

[LETTERHEAD OF VENABLE LLP]

DRAFT

                    , 2015

InfraREIT, Inc.

1807 Ross Avenue, 4th Floor

Dallas, Texas 75201

Re:	Registration Statement on Form S-11

File No. 333-201106

Ladies and Gentlemen:

We have served as counsel to InfraREIT, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of the offering and sale by the Company of up to 23,000,000 shares (the “Shares”) of its common stock, $0.01 par value per share (the “Common Stock”), in the underwritten initial public offering of the Common Stock pursuant to the above referenced Registration Statement, and all amendments thereto (collectively, the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein, in the form in which it was filed with the Commission under the Securities Act;

2. The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

5. Resolutions (the “Board Resolutions”) adopted by the Board of Directors of the Company relating to, among other matters, the registration, sale and issuance of the Shares, certified as of the date hereof by an officer of the Company;

6. A certificate executed by an officer of the Company, dated as of the date hereof; and

InfraREIT, Inc.

                    , 2015

7. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth in this letter, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and each such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information (other than facts constituting conclusions of law on matters on which we opine herein) contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. The Shares will not be issued or transferred in violation of the restrictions or limitations contained in Article VII of the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and validly existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when and if issued and delivered by the Company in accordance with the Board Resolutions and the Registration Statement and against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

InfraREIT, Inc.

                    , 2015

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for your submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act.

Very truly yours,